FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated April 29, 2011 regarding “AFP Provida S.A. reports its results for the period ended March 31, 2011”

For immediate release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 29, 2011 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2011. All figures are expressed in Chilean pesos and are prepared in accordance with International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended March 31, 2011

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2011

Ü
In the first quarter of 2011 (1Q11) a profit of Ch$22,999.3 million was recorded, lower by Ch$3,998.1 million or 14.8% with respect to the profit recorded in the first quarter in 2010 (1Q10). This result was partly attributable to lower gains on mandatory investments of Ch$2,950.6 million in view of the average nominal return of pension funds of +1.88% achieved in the 1Q11 that is compared with +3.78% recorded in the same period in 2010.

Ü
Likewise, revenue of Ch$1,537.5 million contributed in the lower result due to lower financial revenues from the life and disability insurance related to the contract with coverage between January 2005 and June 2009, since the contract is in a run off stage, the related cash flows have diminished as well as the returns obtained were lower.

Ü
Notwithstanding the above, the variables of the business made a positive contribution such as fee income that exhibited an increase of Ch$3,020.1 million due to a higher salary base of clients. Additionally, savings in operating expenses of Ch$598.8 million were recorded in the period, mainly related to depreciation and amortization, employee expenses as well as lower life and disability insurance premium, which were partially offset by higher miscellaneous other operating expenses.

Ü
In reference to the components different from operations, the period recorded higher profit from equity accounted associates of Ch$422.9 million, sustained by better results generated by AFORE Bancomer and local associates. Additionally, a higher profit in investments of Ch$347.6 million was recorded, basically due to mutual funds.

Ü	Finally, even though the profits before diminished due to the aforementioned explanation, the tax income expense increased due to the rise in the corporate tax rate from 17% to 20%.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this associate, which implied to acknowledge in different components of its results, a profit of Ch$700.6 million in 1Q11, representing a decrease of 18.2% with respect to the result registered in the same quarter in 2010.

Ü
As of March 31, 2011, Provida has maintained leading the Chilean pension fund industry with a total of US$43,806.3 million of assets under management, equivalent to a market share of 29.6%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors in the first three months in 2011, equivalent to market shares of 40.5% and 37.8% respectively as of February 2011.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers		Mar-11	Market
			Share

Average number of affiliates		3,549,006	40.5%	(1)
Average number of contributors		1,821,436	37.8%	(1)
Average number of pensioners		524,024	37.9%

Average salary base (US$ Million)		1,554.0	30.9%	(1)
AUM (US$ Million)		43,806.3	29.6%
Average real return of Pension Fund (Cum Jun10)		1.30%
Pension Fund Type A real return (Cum Jun10)		1.19%
Pension Fund Type B real return (Cum Jun10)		1.00%
Pension Fund Type C real return (Cum Jun10)		1.27%
Pension Fund Type D real return (Cum Jun10)		1.85%
Pension Fund Type E real return (Cum Jun10)		1.82%

Other Variables		Mar-11	Market
			Share

Average number of branches		60	28.0%
Average number of administrative employees		900	27.7%	(2)
Average number of sales agents		452	21.3%	(2)

(1) Market Share as of February, 2011	(1) Market Share as of December, 2010

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2011

In accordance with the latest available information, the monthly economic index (Imacec) grew by 7.2% in February 2011, as compared to the same month in last year, a higher figure than the market expectations. This result was mainly explained by the trade sector and sub-activities such as fruit growing, forestry and fishing, and transport. It is important to note that the dynamism shown by trade more than offset the slowdown exhibited by the industry, the generation of energy and the fall observed in mining. The Central Bank anticipates a growth in a range between 5.5% and 6.5% for 2011.

In regard to foreign trade, the trade balance accrued a positive balance of US$4,565.5 million in the first quarter of 2011, a 4% decrease with respect to the figure recorded in the same period in 2010. In the 1Q11, exports accrued US$20,021.5 million, an increase of 22% over 2010, mainly driven by the growth of 17% in exports of mining products (representing 62% of total exports), mainly related to the higher price of copper (42%). Likewise, imports totaled US$15,456.0 million, a rise of 33% with respect to 1Q10, mainly attributable to the imported amount of fuels (representing 24% of total imports) mainly crude and diesel oil that increased 64% and 24% respectively.

The Consumer Price Index (CPI) accrued in the first three months of 2011, a variation of 1.3%, (0.3% in January, 0.2% in February and 0.8% in March). The accumulated variation is basically the outcome of rises recorded in transport (2.2% with an effect of 0.42 p.p.), education (4.6% with an effect of 0.28 p.p.) and accommodations and utilities (2.1% with an effect of 0.28 p.p.), figures that were partially offset by the decrease exhibited in recreation and culture (-1.4% with an effect of -0.10 p.p.). The Central Bank has estimated an annual inflation of 4.3% for 2011.

Regarding the monetary policy, the Central Bank in its last meeting held in April 2011 decided to increase its monetary policy by 0.50% up to 4.5% annually. By explaining this decision, the Central

Bank has highlighted that the economic activity has continued developing with dynamism and inflation has remained delimited, but prices of row materials prices have led to a greater expectation of inflation in the short term.

In relation to the labor market, the mobile quarter December 2010- February 2011 recorded an unemployment rate of 7.3%, recording no variation with respect to the previous mobile quarter. The latter since the labor force and the occupied sector recorded nil percent variations as compared to the previous mobile quarter.

The nil variation in the occupied sector was mainly affected by the lower growth of employment in agriculture as compared to previous periods, and fells exhibited in education and construction. The activities showing the highest growths were real estate, business and renting.

Maintaining the trend exhibited since the middle of 2010, the salaried sector increased with respect to the previous mobile quarter, but at a lower rate (0.8%). Likewise, the downward trend of self-employed sector is reaffirmed (-2.0%).

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit
During the 1Q11, the Company recorded a profit of Ch$22,999.3 million, a decrease of Ch$3,998.1 million or 14.8% as compared to the profit attained in the same period in last year.

This result was largely sustained by lower gains on mandatory investments that led to record a lower figure of Ch$2,950.6 million. The latter due to the weighted average nominal return of pension funds was +1.88% as of March 2011, which is compared to +3.78% recorded in the same period in 2010. The lower return was sustained by losses obtained by local stock markets (IPSA accumulates -6.2%), as well as lower returns in local fixed income.

It added to the above lower revenue decreasing by Ch$1,537.6 million as a result of lower revenues generated by the life and disability insurance, stemming from the contract with coverage between January 2005 and June 2009, due to both lower returns and cash flows in connection with such policy.

Notwithstanding the above, the business variables made a positive contribution such as fee income that increased by Ch$3,020.1 million due to a higher salary base of clients. Additionally, savings in operating expenses of Ch$598.8 million were recorded in the period, mainly related to depreciation and amortization; employee expenses as well as lower life and disability insurance premium, which were partially offset by higher miscellaneous other operating expenses.

The quarter also recorded higher profits from equity accounted associates (Ch$422.9 million), due to higher profits obtained by AFORE Bancomer in Mexico and local associates, plus higher income from investments (Ch$347.6 million) due to better results stemming from investments in mutual funds.

Regarding income taxes, a higher provision was recorded despite lower profit before taxes were recorded due to the increase from 17% to 20% in the tax rate during the period.

During the 1Q11, earnings per share (each ADR represents fifteen shares) were Ch$69.42 as compared to Ch$81.49 obtained in the 1Q10. As of March 31, 2011, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period in 2010.

Revenues

In the 1Q11, revenues were Ch$37,654.9 million, a decrease of Ch$1,537.6 million or 3.9% as compared to the same period in 2010. This result was driven by lower other revenues of Ch$4,557.7 million basically due to lower financial revenues recorded in the period. The above was partially offset by higher fee income of Ch$3,020.1 million in view of the growth of mandatory contributions.

•
Fee income was Ch$35,182.9 million in the 1Q11, an increase of Ch$3,020.1 million (9.4%) as compared to the same period in 2010. This increase was basically driven by higher mandatory contributions of Ch$2,768.0 million sustained by the growth in salary base (8.9%), plus higher revenues for pension payments (Ch$147.9 million or 29.0%) and voluntary savings (Ch$104.2 million or 24.3%.)

In keeping with the growing trend of fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of participants, 38% in terms of contributors and 31% in terms of salary base as of February 2011, while the market share of total assets under management was 30% as of March 2011. In figures, the average number of contributors was 1,821,436 and the monthly average salary base was US$1,554.0 million during the first three months of 2011. Moreover, assets under management were US$43,806.3 million as of March 31, 2010.

•
Other revenues amounted to Ch$2,472.0 million in the 1Q11, lower by Ch$4,557.7 million (64.8%) with respect to the 1Q10. Behind this result were lower financial revenues of Ch$4,523.7 million stemming from the contract of the life and disability insurance. The latter driven by both lower returns and cash flows related to the contract in force between January 2005 and June 2009.

Gains on mandatory investments

In 1Q11, gains on mandatory investments amounted to Ch$3,836.3 million, a decrease of Ch$2,950.6 million or 43.5% with respect to the result recorded in the 1Q10. As of March 2011, the weighted average nominal return of pension funds was 1.88% as compared to the return of 3.78% recorded in the same period in 2010, where the main contributions were Fund Type C (44% out of the total return achieved in the period) with a nominal return of 1.85% and Fund Type D (19% out of the total return achieved in the period) with a nominal return of 2.42%.

The return achieved in the year was positively affected by the result obtained by the foreign stock market in both: developed markets (MSCI World 4.3% where USA is highlighted with an increase of 5.5%), and emerging markets (MSCI Emerging 0.8%, where Russia is highlighted with an increase of 15.5%). Additionally, the period recorded returns generated by local fixed income in view of the decrease in inflation indexed long term rates that fell due to greater expectations of inflation and the absence of corporate issuances. This result was partially offset by the drop observed in local stock markets (-6.2%).

Life and disability insurance premium

The life and disability insurance premium credited Ch$1,114.4 million in the 1Q11, higher by Ch$182.3 million (19.6%) as compared to the credit recorded in the 1Q10.

Regarding the provision for unfavorable casualty rate, Provida by applying its casualty model, determined that the average rates for life and disability annuities will be lower than those interest rates prevailing in the market at March 2011. However, since forward rates applied at the close of 2010 were lower than those rates expected for March 2011, the Company made a reverse of provisions in connection with the difference between the amount required at December 2010 using the most accurate available information, and the amount determined by Provida´s casualty model at March 2011. For the 1Q10, the performance described above was similar thus, Provida also made a reversal of provisions for an equivalent amount.

In 1Q11, the provisions recorded savings Ch$17.3 million. Additionally, a lower expense in temporary premium of Ch$165.0 million was acknowledged as per the higher amount of processing of residual and unaccredited contributions recorded as of March 2010.

Finally, it is important to note that Provida currently maintains the obligation of casualties pending of payment stemming from the temporary disability determination that remain under coverage as of June 30, 2009

Employee expenses

Employee expenses amounted to Ch$6,982.6 million in the 1Q11, lower by Ch$288.5 million or 4.0% with respect to the 1Q10. This result was triggered by savings in wages and salaries of sales personnel, indemnities and short term benefits, which were partially offset by higher expenses in wages and salaries of administrative personnel.

•
Wages and salaries of administrative personnel amounted to Ch$4,086.6 million in the 1Q11, increasing by Ch$276.5 million or 7.3% as compared to the same period in 2010. This result was driven by higher fixed salaries as per inflation adjustments in salaries, plus the creation of a new seniority award (30 years of permanence in the Company) that led to record a higher expense given the increased provision determined. Additionally, the period recorded higher variable based salaries in view of higher commissions paid to chiefs and supervisors of sales staff, and higher expenses incurred in training for workers.

In figures, the average administrative staff amounted to 900 workers in the 1Q11, decreasing slightly by 0.3% with respect the average staff in the 1Q10 (903 administrative workers). By comparing the end of each period, the administrative staff was in line, from 903 in March 2010 to 901 workers in March 2011.

•
Wages and salaries of sales personnel amounted to Ch$2,438.6 million in the 1Q11, a decrease of Ch$357.4 million or 12.8% with respect to same period in 2010. This positive variation was determined by the variable component of salaries in light of lower commission paid to sales agents. The latter was partially offset by higher provision made for the creation of a new seniority award (30 years of permanence in the Company), plus higher fixed salaries in view of inflation adjustments in salaries.

In figures, the average number of sales agents was 452 workers in the 1Q11, a decrease of 4.6% with respect to the number maintained in the 1Q10 (474 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 5.3% from 473 salespeople in March 2010 to 448 in March 2011.

•
Indemnities amounted to Ch$145.5 million in the 1Q11, a decrease of Ch$129.4 million or 47.1% with respect to 1Q10. This result corresponded to lower indemnities paid to administrative staff of Ch$36.3 million as well as to sales staff of Ch$93.1 million.

•	Short-term benefits to employees were Ch$311.9 million in 1Q11, decreasing by Ch$78.1 million or 20.0% as compared to the 1Q10 due to lower provisions for bonuses made during the quarter.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$2,062.8 million in the 1Q11, a decrease of Ch$477.2 million or 18.8% with respect to the 1Q10, as a result of lower depreciation of buildings and installations,  partially offset by higher amortization expense.

•
The depreciation expense was Ch$587.0 million in the 1Q11, a decrease of Ch$505.7 million or 46.3% with respect to the same period of last year. This positive variation was basically due to lower depreciation of buildings; since the expense recorded in March 2010 included expenses assumed by Provida related to damages provoked by the earthquake occurred in Chile at the end of February 2010.

•
The amortization expense was Ch$1,475.8 million in the 1Q11, an increase of Ch$28.5 million or 2.0% with respect to the same period of last year. This result was attributable to both, higher amortization in the period and superior amortization of branch offices.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,449.4 million in the 1Q11, an increase of Ch$349.2 million or 4.9% with respect to the 1Q10. This result was basically driven by higher marketing expenses and other operating expenses, which were partially offset by lower expenses in data processing and administration.

•
Marketing expenses were Ch$414.3 million in the 1Q11, an increase of Ch$168.4 million or 68.5% with respect to the same period of 2010. This negative variation was originated by higher expenses in publicity, mainly promotion of APV; events and promotions due to the delay in the expense incurred in the chief meeting (last year it took place in April) and communications to affiliates due to the higher cost in the quarterly balance sheet sent to affiliates.

•
Data processing expenses were Ch$803.0 million in the 1Q11, a decrease of Ch$46.7 million or 5.5% with respect to the 1Q10. This result was originated by lower expenses in host maintenance with related companies in view of lower costs in CCR associated to higher exchange rates recorded in the previous year. The latter was partially offset by higher expenses in maintenance of licenses.

•
Administration expenses amounted to Ch$5,538.6 million in the 1Q11, an slightly increase of Ch$56.4 million or 1.0% as compared to the same period of last year. The latter was caused by higher expenses in advisories, basically referred to legal matters and higher expenses in outsourcing services related to typing, call center and personnel. Partially offsetting the above, the period recorded lower donations, since March 2010 included donations for earthquakes, inferior expense in micrographs as the service was terminated and lower operating write offs.

•	Other operating expenses amounted to Ch$693.4 million, higher by Ch$171.0 million or 32.7% as compared to the same period of last year, basically due to higher per diem paid to directors.

Profit (losses) from investments in the 1Q11 amounted to Ch$362.7 million, higher by Ch$347.6 million as compared to the same quarter in 2010 due to better results from investments in mutual funds.

Share of the profit (loss) from equity accounted associates
In the 1Q11, share of the profit (loss) from equity accounted associates was Ch$2,033.0 million, higher by Ch$422.9 million or 26.3% with respect to the 1Q10. This result was the outcome of higher profits generated by AFORE Bancomer in Mexico (Ch$103.4 million) as per higher fee income received, plus better results obtained by local associates (Ch$322.8 million in the aggregate) as a result of both higher revenues in sales generated by Previred, as well as higher fee income generated by AFC.

Company	Country	1Q11	1Q10	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	319.3	135.1	184.2	136.4%
DCV	Chile	15.3	19.5	(4.2)	-21.5%
Previred	Chile	511.8	369.0	142.8	38.7%
Bancomer	México	804.4	701.0	103.4	14.7%
Horizonte	Perú	382.2	385.5	(3.3)	-0.9%

TOTAL		2,033.0	1,610.1	422.9	26.3%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of March 2011, this associate accounted for a total of 1,291,717 affiliates and assets under management for US$7,063.0 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of March 2011, AFORE Bancomer maintained an affiliate portfolio of 4,442,215 and funds under management for US$16,760.7 million, representing market shares of 11% and 15%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where

Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

Exchange differences

The exchange differences amounted to Ch$133.5 million in the 1Q11, an increase of Ch$50.1 million or 60.2% with respect to the same period in 2010. This positive variation was attributable to gains on exchange differences given the higher balances of receivable accounts maintained in dollars.

Other non-operating expenses

In the 1Q11, other non-operating expenses were Ch$85.3 million, an increase of Ch$58.6 million as compared to the same quarter in 2010. This result was largely attained by higher amounts in administrative fines and the provision for civil suits.

Income tax expense

Income tax expense was Ch$6,135.5 million in the 1Q11, higher by Ch$909.5 million or 17.4% with respect to the 1Q10. Despite the lower profit before taxes attained in the year, a higher provision for taxes was made due to the rise in the corporate tax rate from 17% to 20%.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$406,490.6 million as of March 31, 2011, an increase of Ch$28,498.9 million or 7.5% with respect to December 31, 2010. This result was driven by higher current assets largely attributed to higher cash and cash equivalent, adding higher non-current assets manly referred to superior mandatory investments.

•
As of March 31, 2011, current assets were Ch$92,634.7 million, increasing by Ch$23,983.1 million or 34.9% with respect to December 31, 2010. This result was mainly caused by higher cash and cash equivalent of Ch$25,468.8 million, given the higher liquidity of Company due to profits generated in the quarter translated into higher levels of deposits and balances in banks. In addition to the above, higher accounts receivable for current taxes of Ch$2,211.8 million due to higher monthly provisional payments.

The above was partially offset by lower receivables from related companies of Ch$2,398.3 million, basically related to BBVA Seguros de Vida since the contract is in run off stage. Additionally, the period recorded lower trade and other receivable of Ch$1,543.0 million, mainly due to lower balance in receivable from insurance companies.

•
Non-current assets amounted to Ch$313,855.9 million as of March 31, 2011, an increase of Ch$4,515.8 million or 1.5% with respect to December 31, 2010. This result was mainly attained by higher mandatory investments of Ch$4,085.8 million due to the normal contributions recorded in the growing salary base of clients, and the positive cumulative returns of pension funds. Also, the period recorded higher profits from equity accounted associates of Ch$1,668.3 million, basically profits generated by AFORE Bancomer in Mexico and PreviRed.com during the quarter. The latter was partially offset by lower intangible asset of Ch$1,450.9 million given the amortization of the customer list related to former acquisition of AFPS (Protección, Unión and El Libertador).

Liabilities

Total liabilities amounted to Ch$95,403.3 million as of March 31, 2011, an increase of Ch$11,406.2 million or 13.6% with respect to December 31, 2010. This result was driven by higher current liabilities due to higher trade and other payables and current taxes payables. Likewise, the period recorded lower non- current liabilities as a result of lower provisions.

•
Current liabilities amounted to Ch$57,233.0 million as of March 31, 2011, an increase of Ch$12,093.5 million or 26.8% with respect to December 31, 2010. This variation was largely driven by minimum and temporary dividends in connection with the minimum dividend of 1Q11 equivalent to the 30% of profits. Additionally, the period recorded higher accounts payable for current taxes of Ch$4,418.2 million. The latter was partially offset by lower provisions of Ch$1,954.7 million, basically related to profit bonuses.

•
Non-current liabilities amounted to Ch$38,170.4 million as of March 31, 2011, a decrease of Ch$687.3 million or 1.8% with respect to December 31, 2010, as a result of lower provision of Ch$1,634.8 million recorded in the period, in connection with unfavorable casualty rate of the contract in run off stage. The latter was partially offset by higher liabilities for deferred taxes of Ch$936.1 million in relation with gains on mandatory investments generated in the quarter.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$311,087.3 million as of March 31, 2011, increasing by Ch$17,092.7 million or 5.8% with respect to December 31, 2010, due to the profits generated in 1Q11.

Exchange rate

As of March 31, 2011 the exchange rate was Ch$479.46 per dollar, while at the same date in 2010, it was Ch$524.46 per dollar. In the 1Q11 an appreciation of 8.6% of Chilean peso against the dollar was recorded, while the 1Q10 recorded a depreciation of 3.4% of Chilean peso against the dollar.

COMPREHENSIVE INCOME STATEMENT

	1Q11	1Q10	Change	%
	(Millions of Chilean pesos, except percentages)

Revenue	37,654.9	39,192.5	(1,537.6)	-3.9%
Gain on mandatory investments	3,836.3	6,786.9	(2,950.6)	-43.5%
Life and disability insurance premium expense (less)	1,114.4	932.1	182.3	19.6%
Employee expenses (less)	(6,982.6)	(7,271.1)	288.5	-4.0%
Depreciation and amortization (less)	(2,062.8)	(2,540.0)	477.2	-18.8%
Impairment losses (less)	-	-	-
Miscellaneous other operating expenses (less)	(7,449.4)	(7,100.2)	(349.2)	4.9%
Finance costs (less)	(31.8)	(42.2)	10.4	-24.6%
Income (loss) from investments	362.7	15.2	347.6	2290.8%
Share of the profit (loss) from equity accounted associates	2,033.0	1,610.1	422.9	26.3%
Exchange differences	133.5	83.3	50.1	60.2%
Other non-operating income	612.0	583.5	28.4	4.9%
Other non-operating expenses (less)	(85.3)	(26.7)	(58.6)	219.4%

PROFIT (LOSS) BEFORE TAX	29,134.8	32,223.4	(3,088.6)	-9.6%

Income tax expense	(6,135.5)	(5,226.0)	(909.5)	17.4%

Profit (loss) after tax from continuing operations	22,999.3	26,997.4	(3,998.1)	-14.8%

PROFIT (LOSS)	22,999.3	26,997.4	(3,998.1)	-14.8%

STATEMENT OF FINANCIAL POSITION

	3-31-2011	12-31-2010	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	92,634.7	68,651.6	23,983.1	34.9%
Non-current assets	313,855.9	309,340.1	4,515.8	1.5%

TOTAL ASSETS	406,490.6	377,991.7	28,498.9	7.5%

Current liabilities	57,233.0	45,139.5	12,093.5	26.8%
Non-current liabilities	38,170.4	38,857.6	(687.3)	-1.8%

Shareholders' Equity	311,087.3	293,994.6	17,092.7	5.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	406,490.6	377,991.7	28,498.9	7.5%

CASH FLOW STATEMENT

	1Q11	1Q10	Change	%
	(Million of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	27,232.3	9,545.7	17,686.6	185.3%
Cash flow from (used in) operations	25,605.6	9,813.2	15,792.4	160.9%
Cash flow from (used in) other operating activities	1,626.7	(267.4)	1,894.1	708.2%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(570.6)	(1,751.1)	1,180.5	-67.4%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(1,192.9)	230.5	(1,423.3)	-617.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	25,468.8	8,025.1	17,443.7	217.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 2, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 2, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.